UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 7, 2008**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (NASDAQ GSM: FFCH), announced that CEO A. Thomas Hood will participate in the *Sandler O'Neill & Partners, L.P. East Coast Financial Services Conference* on Thursday, November 13, 2008 at 2:55 p.m. E.S.T.   His presentation will be available on our website at www.firstfinancialholdings.com on November 13, 2008.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated November 7, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: November 7, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated November 7, 2008.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President, Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC. CEO TO PRESENT AT THE SANDLER O'NEILL & PARTNERS, L.P. EAST COAST FINANCIAL SERVICES CONFERENCE

Charleston, South Carolina (November 7, 2008) - First Financial Holdings, Inc. (NASDAQ GSM: FFCH) ("First Financial" or "Company") CEO A. Thomas Hood will participate in the *Sandler O'Neill & Partners, L.P. East Coast Financial Services Conference* on Thursday, November 13, 2008 at 2:55 p.m. E.S.T. Mr. Hood is presenting as a participant of the <u>Community Banking in the South: Finding Opportunities in Difficult Times</u> Panel. His presentation will also be available on the Company's website at <u>www.firstfinancialholdings.com</u> on November 13, 2008 and will remain available through February 1, 2009. This updated presentation will be used throughout the quarter.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), which operates 58 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services. For additional information, please visit our web site at <u>www.firstfinancialholdings.com</u>.

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